News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2007 FIRST QUARTER EARNINGS RESULTS

CALGARY, April 23, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its first quarter 2007 results. Cash available for distribution for the quarter was $77 million ($0.53 per unit) compared with $202 million ($1.37 per unit) in 2006.

Net income from continuing operations was $77 million in the first quarter compared with $165 million in the same quarter in 2006. Net income from continuing operations before unusual items and future income taxes was $78 million in the first quarter compared with $197 million in the same quarter of 2006, which reflects lower sales volumes and lower .S. dollar coal prices for the 2006 coal year compared to the 2005 coal year, higher unit cost of product sold, and lower gains realized on foreign exchange forward contracts.

“Despite a difficult first quarter, the outlook for the remainder of the year remains positive,” said Boyd Payne, President, Fording Canadian Coal Trust. “Harsh winter weather led to insufficient coal railed to the ports resulting in reduced sales volumes and lower production levels. Looking ahead, we are relying on improved rail performance to move our product to the ports and I remain confident that we can meet our annual guidance targets.”

Highlights for the First Quarter:

  Elk Valley Coal settled prices with approximately 90% of its customers for the coal year commencing April 1, 2007 at an average price of US$91 per tonne.
  Cash available for distribution was $77 million for the quarter, or $0.53 per unit, down from $202 million, or $1.37 per unit in 2006. Distributions to unitholders for the quarter were $0.65 per unit compared with $1.40 per unit in 2006. The first quarter distribution takes into consideration the balance of under- distributed cash from the prior year of $0.11 per unit.
  The average realized coal price in the first quarter of 2007 was $124 per tonne (US$105). This was down from $152 per tonne (US$122) in the first quarter of 2006, and reflects lower coal year prices that were effective April 1, 2006 and our decision not to designate our foreign exchange forward contracts as hedges under the new accounting rules for financial instruments that became effective January 1, 2007. Realized hedging gains contributed $11.50 per tonne to the average Canadian dollar sales price in the first quarter of 2006.

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April 23, 2007

  Coal sales volumes of 2.8 million tonnes for the first quarter were 10% lower than 2006 levels. Critically low port inventories at the beginning of the quarter and a continued shortfall in the volume of coal we were able to rail to the ports combined to cause this decrease. The shortfall in rail service was due primarily to the harsh winter weather in British Columbia.
  Elk Valley Coal’s unit cost of product sold increased by 19% to $45.80 per tonne for the first quarter of 2007 compared with $38.60 for the first quarter of 2006. The increase is primarily due to unplanned shutdowns and reduced production in the first quarter of 2007 in response to rail transportation problems, higher labour costs due to settlements of certain long-term union labour contracts in 2006 and inflation in the costs of fuel, tires and other consumables. Our mines continued to move waste material, despite reduced production, which contributed to higher units costs in the quarter; however, this activity is expected to contribute to lower unit costs in the remainder of the year.
  Elk Valley Coal’s unit transportation costs were unchanged quarter over quarter. Demurrage costs increased by approximately $2 per tonne as the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007 resulted in longer vessel wait times. Higher vessel demurrage costs were offset by a decrease in rail costs due to lower contractual rail rates than in the first quarter of 2006.
  In March 2007, the Trust entered into US$950 million of foreign exchange forward contracts at an average forward exchange rate of US$0.87, all of which will mature before March 31, 2008. The Trust enters into foreign exchange forward contracts when sales contracts for the coal year are settled. The forward contracts mature throughout the coal year in order to fix the rate at which our share of anticipated receipts of U.S. dollars from coal sales, net of U.S. dollar expenses, are exchanged into Canadian dollars . This helps reduce the risk of variability of our distributions arising from changes in the U.S./Canadian dollar exchange rate.
  An agreement was reached for the sale of NYCO, which is expected to close in the second quarter of 2007. NYCO is classified as a discontinued operation in the accompanying financial statements.
  The Trust implemented a Premium DistributionTM and Distribution Reinvestment Plan. The plan provides a means for eligible unitholders to reinvest distributions by the Trust in new units, or to exchange those new units for a premium on the cash distribution. Approximately 450,000 Trust units were issued in April 2007 in lieu of cash distributions of approximately $11 million.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, April 24 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-866-540-8136 or 416-340-8010 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

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April 23, 2007

For further information contact:

Paul Armstrong		Catherine Hart
Director, Investor Relations		Investor Relations Analyst
Ph:	403-260-5215	Ph:	403-260-9817

Email: investors@fording.ca
Website: www.fording.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated April 23, 2007, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust) unaudited consolidated financial statements and the notes thereto for the quarter ended March 31, 2007, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2006, and other public disclosure documents of the Trust.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership, and NYCO. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal refer, as the context requires, to Elk Valley Coal Partnership or to the Trust’s 60% interest in Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the business, such as foreign exchange forward contracts and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco Limited. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly-owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest. The Elkview operation is consolidated into the accounts of Elk Valley Coal.

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April 23, 2007

NYCO – Discontinued Operation

The Trust has entered into an agreement for the sale of NYCO. Additional details are provided under the Results of Operations section of this management’s discussion and analysis.

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items and future income taxes, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Net income from continuing operations before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring.

Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust’s disclosure controls or internal controls over financial reporting in the first quarter of 2007.

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April 23, 2007

Overview

The table below summarizes our financial results from continuing operations and some of our key operating statistics on a consolidated basis.

	Three months ended
(millions of Canadian dollars,	March 31
except as noted)	2007	2006
Revenue	$350.5	$473.3
Income from operations	$95.3	$217.1
Net income from continuing operations	$76.8	$165.2
Add (deduct):
Change in accounting policy for in-process inventory	-	31.7
Future income tax expense (reversal)	0.9	(0.4)
Net income from continuing operations before unusual
items and future income taxes	$77.7	$196.5
Basic and diluted net income from continuing operations
per unit	$0.52	$1.12
Net income from continuing operations per unit before
unusual items and future income taxes	$0.53	$1.34
Elk Valley Coal Statistics (Trust's share):
Coal production (million tonnes)	3.1	3.5
Coal sales (million tonnes)	2.8	3.1
Average sales price (US$ per tonne)	$105.40	$122.30
Approximate average U.S./Canadian dollar
exchange rate (US$)	$0.85	$0.87
Operations (per tonne)
Average sales price [1]	$123.50	$152.30
Cost of product sold	$45.80	$38.60
Transportation	$37.80	$37.80

[1]	The amount for the first quarter of 2006 includes the effects of our foreign exchange forward contracts of approximately $11.50 per tonne.

The key factors that were reflected in our first quarter results were the low port inventories and reduced volumes of coal railed to the ports, which was primarily due to the harsh winter weather in British Columbia. Because of low port inventories at the beginning of the quarter, we required increased rail volumes to meet sales commitments for the quarter, which did not happen. The shortfall in rail availability led directly to lower sales, and caused unscheduled shutdowns and reduced coal production. This increased our unit cost of product sold. Further, our mines continued to move waste material to be able to meet production targets later in the year. This contributed to higher unit costs in the quarter; however, this activity is expected to contribute to lower unit costs in the remainder of the year.

Our first quarter net income from continuing operations decreased by $88 million to $77 million in 2007 and income from operations decreased by $122 million to $95 million as compared to the first quarter of 2006. Net income from continuing operations before unusual items and future income taxes was $78 million in the first quarter compared with $197 million in the same quarter of 2006, which reflects lower sales volumes and lower coal prices, higher unit cost of product sold, and lower gains realized on our foreign exchange forward contracts. Net income from continuing operations for the first quarter of 2006 included a $32 million charge related to new accounting rules for in-process inventory.

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April 23, 2007

Revenue decreased by $123 million largely as a result of lower U.S. dollar coal prices for the 2006 coal year and lower sales volumes due to low port inventories caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007. Further, the realized gains or losses on our foreign exchange forward contracts are no longer included in revenue because the contracts have not been designated as hedges under the new accounting rules for financial instruments that became effective on January 1, 2007. Realized gains on our foreign exchange forward contracts of approximately $36 million that were included in revenue in 2006 contributed to the decrease in revenue. Realized losses on these contracts were $10 million for the first quarter of 2007, which is included in other non-operating expenses.

The quarter over quarter revenue variance is summarized in the following table:

(millions of Canadian dollars)
Revenue for the quarter ended March 31, 2006	$473
Variance attributed to lower coal sales volumes	(37)
Realized gains on foreign exchange forward contracts
included in revenue in 2006	(36)
Variance attributed to lower U.S. dollar coal prices	(55)
Variance attributed to the change in the U.S./Canadian
dollar exchange rate	6
Revenue for the quarter ended March 31, 2007	$351

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $77 million ($0.53 per unit) compared with $202 million ($1.37 per unit) in 2006. The distributions declared by the Trust were $0.65 per unit for the first quarter compared with $1.40 per unit in 2006. The distribution for the first quarter of 2007 takes into consideration the balance of under-distributed cash from the prior year of $0.11 per unit.

Financial Position

Our net working capital position decreased by $13 million from $127 million at December 31, 2006 to $114 million at March 31, 2007. Cash decreased by $73 million due primarily to the payment of the 2006 fourth quarter distribution of $140 million during the first quarter, which exceeded cash flow from operating activities of $73 million for the quarter. There were no significant changes in long-term debt.

Current assets at March 31, 2007 include the fair value of our outstanding foreign exchange forward contracts of $7 million. Under the new accounting rules for financial instruments that became effective on January 1, 2007, our outstanding foreign exchange forward contracts, which are not designated as hedges under the new rules, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.

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April 23, 2007

Results of Operations

Elk Valley Coal (Trust’s share)

(millions of Canadian dollars,		March 31
except as noted)	2007		2006
Statistics
Coal production (millions of tonnes)	3.1		3.5
Coal sales (millions of tonnes)	2.8		3.1
Average sales price (US$ per tonne)	$105.40		$122.30
Operations (per tonne)
Average sales price [1]	$123.50		$152.30
Cost of product sold	$45.80		$38.60
Transportation	$37.80		$37.80
Income from operations
Revenue	$350.5		$473.3
Cost of product sold	130.0		119.9
Transportation	107.4		117.6
Selling, general and administration	4.6		5.4
Depreciation and depletion	11.9		11.0
Income from operations	$96.6		$219.4

1 The amount for the first quarter of 2006 includes the effects of our foreign exchange forward contracts of approximately $11.50 per tonne.

Coal sales volumes of 2.8 million tonnes for the first quarter were 10% lower than 2006 levels. Critically low port inventories at the beginning of the quarter and a continued shortfall in coal railed to the ports combined to cause this decrease. The rail transportation problems were due primarily to the harsh winter weather in British Columbia.

Average U.S. dollar coal prices in the quarter decreased approximately 14% to $105.40 per tonne as a result of lower prices for the 2006 coal year, which commenced April 1, 2006. The decrease in the average Canadian dollar price of 19% was greater than the percentage decrease in the average U.S. dollar price primarily because realized gains on our foreign exchange forward contracts of approximately $11.50 per tonne were included in the average Canadian dollar sales price for the first quarter of 2006. Our forward contracts are not designated as hedges under the new accounting rules for financial instruments that became effective on January 1, 2007 and, accordingly, realized gains or losses on the contracts in 2007 are no longer included in revenue or in the average Canadian dollar sales price. Realized losses on the forward contracts were $10 million in the first quarter of 2007, which is included in other non-operating expenses. If the realized losses on the forward contracts had been included in revenue in 2007, the average Canadian dollar sales price for the first quarter would have been approximately $120 per tonne, or $3.50 per tonne lower than the reported average price of $123.50 per tonne.

The unit cost of product sold increased approximately 19% to $45.80 per tonne compared with $38.60 for the comparative quarter. Cost increases primarily reflect unplanned shutdowns and reduced production in the first quarter of 2007 in response to the rail transportation problems. Production decreased by 11%, which increased the fixed costs per tonne of coal sold and adversely affected the efficiency of mining operations. Our mines continued to move waste material, despite reduced production, which contributed to higher unit costs in the quarter; however, this activity is expected to contribute to lower unit costs in the remainder of the year. The majority of our mining costs are variable over our normal annual operating cycle provided that production levels and scheduled maintenance shutdowns can be adequately planned in

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April 23, 2007

advance. The increase in unit costs also reflects higher labour costs due to the settlements of certain long-term union labour contracts in 2006, and inflation in the costs of fuel, tires and other consumables.

Unit transportation costs were unchanged quarter over quarter. Demurrage costs increased by approximately $2 per tonne as the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007 resulted in low port inventories and longer vessel wait times. Higher vessel demurrage costs were offset by a decrease in rail costs due to lower contractual rail rates than in the first quarter of 2006.

NYCO – Discontinued Operation

An agreement for the sale of NYCO to a third party was reached in April 2007. The agreement is subject to closing conditions and is scheduled to close in the second quarter of 2007. The amount of cash available for distribution resulting from the sale will be dependent on final working capital adjustments and taxes arising from the transaction. NYCO is accounted for as a discontinued operation in the accompanying financial statements.

Other Income and Expenses

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Interest expense	$(5.0)	$(3.8)
Net foreign exchange gains on revaluation of U.S. dollar-denominated
cash, accounts receivable and long-term debt	$2.1	$2.2
Realized loss on foreign exchange forward contracts	(9.7)	-
Unrealized gain on foreign exchange forward contracts	7.1	-
Change in accounting policy for in-process inventory	-	(31.7)
Other	(0.3)	(0.5)
	$(0.8)	$(30.0)

Interest expense increased by $1 million due to increases in short-term interest rates and higher average debt levels.

Other income and expense items for the first quarter of 2007 include realized losses of $10 million on the foreign exchange forward contracts that matured during the quarter. Prior to 2007, realized gains and losses on the forward contracts were included in revenue because the contracts were designated as hedges under the previous accounting rules for financial instruments.

Under the new accounting rules that became effective on January 1, 2007, our foreign exchange forward contracts, which are not designated as hedges under the new rules, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement. The fair value of the contracts at March 31, 2007 was $7 million and is recorded as an unrealized gain.

Other income and expense items for the first quarter of 2006 included a $32 million charge related to in-process inventory as a result of new accounting rules.

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April 23, 2007

Income Taxes

Income tax expense for the quarter of $13 million compares with $18 million in the prior year, and consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. The 30% decrease in income tax expense corresponds to the reduction in the taxable cash flows of Elk Valley Coal. Income tax expense was 14% of income before taxes in the first quarter of 2007 compared to 10% in the prior year. The higher effective tax rate in 2007 is due primarily to lower non-taxable cash flows in 2007, which are generally included in income but excluded from the mineral tax and Crown royalty calculations.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and our other disclosures may not be comparable to similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

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April 23, 2007

The cash available for distribution from the Trust’s investments and the distributions made by the Trust are set forth in the table below. The table below includes the results of NYCO, which is a discontinued operation. NYCO’s contribution to cash available for distribution was less than $1 million for the first quarters of 2007 and 2006.

	Three months ended
	March 31
(millions of Canadian dollars)		2007	2006
Cash from operating activities		$73.2	$194.2
Add (deduct):	$
Increase in non-cash working capital		8.0	11.1
Sustaining capital expenditures		(3.7)	(3.8)
Capital lease payments		$(0.4)	(0.4)
Other		0.3	0.4
Cash available for distribution and distributable cash		$77.4	$201.5
Distributions declared		$95.6	$205.8
Average number of units outstanding (millions)		147.0	147.0
Per unit amounts:
Cash available for distribution		$0.53	$1.37
Distributions declared		$0.65	$1.40

As of March 31, 2007, the distributions to unitholders on a cumulative basis since the formation of the Trust have exceeded cash available for distribution by $2 million or approximately $0.02 per unit. As of December 31, 2006, the cumulative amount of cash available for distribution exceeded distributions by $16 million or approximately $0.11 per unit.

Liquidity and Capital Resources

Cash and cash equivalents decreased to $71 million at March 31, 2007, which includes $2 million of cash held by NYCO, from $180 million at March 31, 2006. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which are lower in 2007 compared with the same period in 2006 due primarily to lower sales prices and volumes and higher mining costs. Cash flows from operating activities include changes in working capital that can fluctuate from period to period. Non-cash working capital increased by $8.0 million in the first quarter of 2007 due to higher coal inventories and reductions in accounts payable and accrued liabilities and income taxes, partially offset by a decrease in accounts receivable.

Capital spending was consistent quarter over quarter. The following table summarizes our capital spending for our continuing operations (excluding NYCO):

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Sustaining capital	$3.7	$3.8
Expansion capital	2.5	2.3
	$6.2	$6.1

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April 23, 2007

Long-term debt, excluding capital leases, decreased by $3 million to $306 million at March 31, 2007 from $309 million at December 31, 2006. Other uses of bank facilities include letters of credit or guarantees, of which our share was $51 million, leaving our share of unused bank facilities at $162 million as of March 31, 2007.

There have been no significant changes since December 31, 2006 with regards to our purchase commitments and obligations. There are no capital projects or major purchase commitments expected in 2007 that will significantly reduce our available capital resources. Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal will have the ability to generate sufficient funds from operating and financing activities to maintain its productive capacity and to fund planned growth and development activities.

During the first quarter of 2007, we implemented a Premium DistributionTM and Distribution Reinvestment Plan. The plan allows eligible unitholders of the Trust, which are generally residents of Canada and the United States, to direct that their cash distributions (net of any withholding taxes) be reinvested in additional trust units issued from treasury at a 5% discount to the average market price, as defined in the plan, on the applicable distribution payment date. The Premium DistributionTM component of the plan allows certain eligible unitholders, which are generally residents of Canada, to elect to have these additional trust units exchanged for a premium cash distribution equal to 102% of the cash distribution that such eligible unitholders would otherwise have received on the applicable distribution payment date. For the first quarter of 2007, approximately 11% of our unitholders elected to participate in the plan. Approximately 450,000 Trust units were issued in April 2007 in lieu of cash distributions of approximately $11 million.

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The Trust enters into foreign exchange forward contracts when sales contracts for the coal year are settled. The forward contracts mature throughout the coal year in order to fix the rate at which our share of anticipated receipts of U.S. dollars from coal sales, net of U.S. dollar expenses, are exchanged into Canadian dollars. At March 31, 2007, the Trust had US$958 million of foreign exchange forward contracts outstanding at an average U.S./Canadian dollar exchange rate of US$0.87. All of these contracts will mature prior to March 31, 2008.

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April 23, 2007

Summary of Quarterly Results

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Net income also includes the significant impact of a number of unusual transactions and events. Net ncome from continuing operations before unusual items and future income taxes is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and cost of coal product sold and coal transportation costs.

	2007	2006					2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Coal statistics
Sales (millions of tonnes)	2.8	3.5	3.5	3.5	3.1	3.4	3.8	3.8
Average CDN$ prices (per tonne )	$123.50	$122.60	$124.40	$133.00	$152.30	$153.50	$146.70	$119.40
Cost of product sold (per tonne )	45.80	36.40	42.60	39.20	38.60	34.20	36.50	30.40
Transportation (per tonne )	37.80	36.80	35.60	37.40	37.80	36.40	36.40	37.70
(millions of Canadian dollars)
Revenue	$350.5	$424.9	$440.3	$459.8	$473.3	$529.2	$559.9	$456.9
Income from operations	95.3	149.8	143.7	172.3	217.1	265.2	263.3	179.5
Net income from continuing operations	76.8	114.6	123.3	139.8	165.2	218.1	426.9	123.2
Net income	77.0	68.6	123.8	140.2	165.3	218.3	427.3	123.3
Net income from continuing operations
before unusual items and
future income taxes	77.7	116.6	120.0	150.8	196.5	243.1	238.5	161.6
Cash available for distribution	77.4	146.5	122.5	147.3	201.5	247.4	253.2	151.2
Distributions declared	95.6	139.7	117.6	147.0	205.8	235.2	264.6	137.2

Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold has been trending up over the past number of quarters largely because of the rising cost of mining inputs. The cost of product sold in the third quarter of each year tends to be higher than other quarters due to the timing of plant shutdowns that affect costs and production volumes, then lower in the fourth quarter due to high equipment availabilities. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.

Outlook

Elk Valley Coal has completed negotiations for approximately 90% of its anticipated coal sales for the 2007 coal year commencing April 1, 2007. If the remainder of the contracts are settled on similar terms, the average coal price for the 2007 coal year is forecast to be approximately US$91 per tonne, down from US$107 in 2006. The weighted average price of 2007 calendar year coal sales is expected to be approximately US$96 per tonne, down from US$113 in 2006. The 2007 calendar year average price includes approximately six weeks of carryover tonnage at 2006 coal year prices.

For the 2007 calendar year, sales volumes are expected to be in the range of 21.5 to 23 million tonnes. Reduced sales volumes for the first quarter resulting from the shortfall in rail volumes and low port inventory levels have restricted our ability to maximize sales volumes for the calendar year while maintaining product quality targets. These estimated sales volumes are predicated on an improvement in rail service in the remaining three quarters of 2007. There is still a heavy snow pack in British Columbia in April, which increases the risk of further interruptions of rail service in the second quarter of 2007 due to avalanches or rockslides.

Despite higher first quarter costs, cost of product sold for the calendar year is expected to be in the range of $40 to $42 per tonne, depending on key inputs such as energy costs as well as coal production volumes.

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April 23, 2007

Transportation costs for the calendar year are expected to be approximately $35 to $36 per tonne, inclusive of approximately $1 per tonne of vessel demurrage costs associated with the increased waiting time for vessels to be loaded due to weather related issues. The decrease in overall transportation costs year over year reflects the decrease in average contracted rail and port rates.

Sustaining capital expenditures for the year at Elk Valley Coal are expected to be approximately $85 million, of which approximately $50 million is the Trust's share. This is consistent with the Trust's expectation of sustaining capital requirements.

The union labour agreement for our Cardinal River operation expires on June 30, 2007 and negotiations are expected to commence shortly.

Taxation of Trusts in Canada

On October 31, 2006, the Federal Government of Canada announced proposed tax changes that, if enacted, will result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011. If the legislation and tax rates are enacted in their current draft form, we expect to begin recording future tax assets and liabilities related to temporary differences that are expected to reverse after 2010. Our preliminary estimate of the unrecognized temporary differences outstanding as of March 31, 2007 that will be remaining on January 1, 2011 is approximately $250 million, the tax-effected value of which would be nearly $80 million assuming an effective tax rate of about 32%. Recording the tax liabilities related to these temporary differences based on this estimate would result in us recording a charge to future income tax expense and an increase in long-term future tax liabilities of approximately $80 million.

Number of Units Outstanding

There were approximately 147 million trust units outstanding on March 31 and approximately 147.5 million outstanding on April 18, 2007. Approximately 24,600 options were outstanding under the exchange option plan on the respective dates.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to us on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact on us because our non-derivative financial instruments continue to be carried at amortized cost under the new accounting rules.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We have elected not to apply hedge accounting at this time under section 3865.

The adoption of section 3855 and the Trust’s election not to designate its foreign exchange forward contracts as hedges may contribute to earnings volatility and may have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the

Fording Canadian Coal Trust	- 13 -

April 23, 2007

amount of forward contracts outstanding. We continue to enter into a significant number of foreign exchange forward contracts in accordance with our regular ongoing foreign currency risk management program. At March 31, 2007 we have outstanding forward contracts totalling US$958 million at an average forward exchange rate of US$0.87. These derivatives are carried at fair value on our balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in our income statement. The fair value of our outstanding forward contracts at March 31, 2007 is an unrealized gain of $7 million, which is recorded as a current asset in our balance sheet and in our income statement as other non-operating income.

As a result of our decision not to apply hedge accounting, both the realized and unrealized gains or losses on our foreign exchange forward contracts are recorded as other non-operating items in our income statement. Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules and, accordingly, unrealized gains or losses on the contracts were not recorded in our income statement and the realized gains or losses on the contracts were included in revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. The major item that is included in our other comprehensive income is the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. The foreign currency translation account balance relates to NYCO and will be eliminated when the sale of NYCO is completed.

Risk Factors

Unitholders should refer to the ‘Risk and Uncertainties’ section in the Trust’s 2006 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the 2006 Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook, ’Taxation of Trusts in Canada’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset etirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of

Fording Canadian Coal Trust	- 14 -

April 23, 2007

credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; and assertion of aboriginal rights claims.

Additional factors include changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

Fording Canadian Coal Trust	- 15 -

April 23, 2007

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

Fording Canadian Coal Trust	- 16 -

April 23, 2007

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

	Three months ended
(millions of Canadian dollars,	March 31
except per unit amounts)	2007	2006
Revenues	$350.5	$473.3
Expenses
Cost of product sold	130.0	119.9
Transportation	107.4	117.6
Selling, general and administration	5.7	7.6
Depreciation and depletion	12.1	11.1
	255.2	256.2
Income from operations	95.3	217.1
Other income (expense)
Interest expense	(5.0)	(3.8)
Other items, net (note 4)	(0.8)	(30.0)
Income before taxes	89.5	183.3
Income tax expense (note 5)	12.7	18.1
Net income from continuing operations	76.8	165.2
Income from discontinued operation - NYCO (note 11)	0.2	0.1
Net income	$77.0	$165.3
Other comprehensive income (loss) (note 10)	(0.7)	0.1
Comprehensive income	$76.3	$165.4
Weighted average number of units outstanding (millions) (note 9)
Basic	147.0	147.0
Diluted	147.1	147.0
Basic and diluted amounts per unit
Net income from continuing operations	$0.52	$1.12
Net income from discontinued operation - NYCO	$-	$-
Net income	$0.52	$1.12

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Balance - beginning of period	$1,672.6	$1,174.8
Net income	77.0	165.3
Balance - end of period	$1,749.6	$1,340.1

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -

April 23, 2007

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Operating activities
Net income from continuing operations	$76.8	$165.2
Items not using (providing) cash:
Depreciation and depletion	12.1	11.1
Provision for asset retirement obligations, net	0.9	0.8
Future income tax expense	0.9	(0.4)
Unrealized gain on foreign exchange forward contracts	(7.1)	-
Unrealized foreign exchange (gain) loss on long-term debt	(3.1)	0.2
Loss (gain) on disposal of capital assets	0.1	(0.4)
Non-controlling interest	1.0	2.0
Other items, net	0.4	(6.6)
Change in accounting policy for in-process inventory (note 4)	-	31.7
Operating cash flow from discontinued operation - NYCO (note 11)	(0.8)	1.7
	81.2	205.3
Increase in non-cash working capital	(8.0)	(11.1)
Cash from operating activities	73.2	194.2
Investing activities
Additions to capital assets	(6.2)	(6.1)
Proceeds on disposal of capital assets	0.5	0.2
Other investing activities, net	(0.1)	1.6
Investing cash flow from discontinued operation - NYCO (note 11)	(0.1)	-
Cash used in investing activities	(5.9)	(4.3)
Financing activities
Distributions paid	(139.7)	(235.2)
Increase in long-term debt	-	127.2
Issuance of units, net	-	0.3
Other financing activities, net	(1.3)	(1.9)
Cash used in financing activities	(141.0)	(109.6)
Increase (decrease) in cash and cash equivalents	(73.7)	80.3
Cash and cash equivalents - beginning of period	144.6	100.1
Cash and cash equivalents - end of period*	70.9	180.4

* Includes $2.3 million (2006 - $3.4 million) of NYCO cash and cash equivalents classified as assets held for sale in the consolidated balance sheets.

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 18 -

April 23, 2007

CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2007	2006
Assets
Current assets
Cash and cash equivalents	$68.6	$141.4
Accounts receivable	96.2	128.5
Derivative instruments - foreign exchange forward contracts (note 8)	7.1	-
Inventory	138.2	125.4
Prepaid expenses	8.4	4.9
NYCO assets held for sale (note 11)	24.6	23.9
	343.1	424.1
Capital assets	597.5	603.2
Goodwill	12.9	12.9
Other assets	21.0	20.8
NYCO assets held for sale (note 11)	11.4	12.8
	$985.9	$1,073.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$104.5	$119.6
Income taxes payable	23.3	31.8
Distribution payable	95.6	139.7
Current portion of long-term debt	1.7	1.7
NYCO liabilities held for sale (note 11)	4.1	4.4
	229.2	297.2
Long-term debt (note 6)	308.9	312.5
Other long-term liabilities (note 7)	102.2	100.1
Future income taxes (note 5)	54.7	53.9
NYCO liabilities held for sale (note 11)	3.5	3.4
	698.5	767.1
Commitments and contingencies
Unitholders' equity (note 9)
Trust units	359.7	359.7
Accumulated earnings	1,749.6	1,672.6
Accumulated cash distributions	(1,830.2)	(1,734.6)
Accumulated other comprehensive income (note 10)	8.3	9.0
	287.4	306.7
	$985.9	$1,073.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 19 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal, and NYCO. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. NYCO is accounted for as a discontinued operation in anticipation of its sale. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco Limited. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2006 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2006 except that the comparative figures have been restated to reflect the operating results and financial position of NYCO as a discontinued operation. The comparability of the financial statements is also impacted by the Trust’s election not to apply hedge accounting and the adoption of new accounting standards for financial instruments in 2007 as explained in note 3.

3. CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to the Trust on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact because the Trust’s non-derivative inancial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. The Trust has elected not to apply hedge accounting at this time under section 3865.

Fording Canadian Coal Trust	- 20 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may contribute to earnings volatility and have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. The Trust continues to enter into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program. These derivatives are carried at fair value in the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as gains or losses in net income.

As a result of the Trust’s decision not to apply hedge accounting, both the realized and unrealized gains or losses on its foreign exchange forward contracts are recorded as components of Other items, net in the consolidated statement of income and comprehensive income. Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules and, accordingly, unrealized gains or losses on the contracts were not recorded in net income and the realized gains or losses on the contracts were included in Revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of the consolidated balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. For the Trust, the major item included in other comprehensive income is the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders’ equity or net income. The comparative figures have been restated to reflect the reclassification of the foreign currency translation account to accumulated other comprehensive income and to reflect foreign currency translation adjustments as other comprehensive income.

4. OTHER ITEMS, NET

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Interest and investment income	$1.2	$2.1
Net foreign exchange gains on revaluation of U.S. dollar-denominated
cash, accounts receivable and long-term debt	2.1	2.2
Realized loss on foreign exchange forward contracts (note 8)	(9.7)	-
Unrealized gain on foreign exchange forward contracts (note 8)	7.1	-
Non-controlling interest	(1.0)	(2.0)
Change in accounting policy for in-process inventory	-	(31.7)
Other	(0.5)	(0.6)
	$(0.8)	$(30.0)

Effective January 1, 2006, the Trust adopted a new accounting standard that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the new standard, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $31.7 million in the quarter ended March 31, 2006.

Fording Canadian Coal Trust	- 21 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

5. INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Current income tax expense:
Canadian corporate income taxes	$0.2	$-
Provincial mineral taxes and Crown royalties	11.6	18.5
	11.8	18.5
Future income tax expense (reversal):
Canadian corporate income taxes	-	-
Provincial mineral taxes and Crown royalties	0.9	(0.4)
	0.9	(0.4)
Total income tax expense	$12.7	$18.1

Future income taxes consist of future mineral taxes and Crown royalties and were $54.7 million at March 31, 2007 and $53.9 million at December 31, 2006.

6. LONG-TERM DEBT AND BANKING FACILITIES

	March 31	December 31
(millions of Canadian dollars)	2007	2006
Long-term debt
Five-year bank credit facilities:
US$250.0 million in LIBOR rate loans with an
average interest rate of 5.9% (2006 - 6.0%) due February 11, 2012	$288.2	$291.3
Revolving banker's acceptances bearing an average interest rate of 4.9%	18.0	18.0
(2006 - 4.9%)
Other debt
Equipment financing due 2009
bearing interest at 5.1%	1.9	2.8
Capital lease obligations expiring in 2011
with interest rates varying from 5.3% to 5.5%	2.5	2.1
	310.6	314.2
Less current portion	(1.7)	(1.7)
	$308.9	$312.5

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.

Fording Canadian Coal Trust	- 22 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

At March 31, 2007, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $51.4 million. The Trust’s share of unused bank facilities at March 31, 2007 was $162.4 million.

7. OTHER LONG-TERM LIABILITIES

	March 31	December 31
(millions of Canadian dollars)	2007	2006
Asset retirement obligations	$68.9	$67.5
Pension and other post-retirement benefits	24.6	24.7
Non-controlling interest	7.0	7.0
Other, net	1.7	0.9
	$102.2	$100.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the first quarter of 2007 was $5.1 million (2006 – $2.7 million).

8. COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of .S. dollars are exchanged into Canadian dollars. At March 31, 2007, foreign exchange forward contracts totalling US$958.0 million were outstanding at an average U.S./Canadian dollar exchange rate of US$0.87. All of these contracts will mature prior to March 31, 2008. The fair value of these derivatives is an unrealized gain of $7.1 million at March 31, 2007, which is recorded as a current asset in the consolidated balance sheet. Realized losses on foreign exchange forward contracts for the first quarter of 2007 were $9.7 million, which is included as a component of Other items, net in the consolidated statement of income and comprehensive income. For the first quarter of 2006, realized gains on foreign exchange forward contracts of $35.8 million were recorded in Revenues in the consolidated statement of income and comprehensive income.

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $15.7 million as at March 31, 2007.

Fording Canadian Coal Trust	- 23 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

9. UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended
	March 31, 2007
(in millions of units and Canadian dollars)	Units	Amount
Balance, beginning of period	147.0	$359.7
Issued on exercise of options	-	-
Balance, end of period	147.0	$359.7
Market value of units, March 31, 2007		$3,814.4

At March 31, 2007, there were approximately 24,600 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.31 per unit and the remaining weighted average contractual life is 3.9 years.

Accumulated distributions to unitholders

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Opening accumulated cash distributions	$1,734.6	$1,124.4
Distributions declared and payable	95.6	205.8
Closing accumulated cash distributions	$1,830.2	$1,330.2

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. For the quarter ended March 31, 2007, the average number of units outstanding for purposes of calculating basic earnings per unit was 147.0 million units, and was 147.1 million units for the purpose of calculating diluted earnings per unit.

Distribution Reinvestment Plan

During the quarter ended March 31, 2007, the Trust implemented a Premium DistributionTM and Distribution Reinvestment Plan. The plan allows eligible unitholders of the Trust, which are generally residents of Canada and the United States, to direct that their cash distributions (net of any withholding taxes) be reinvested in additional trust units issued from treasury at a 5% discount to the average market price defined in the plan on the applicable distribution payment date. The Premium DistributionTM component of the plan allows eligible unitholders, which are generally residents of Canada, to elect to have these additional trust units delivered to the designated plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would otherwise have received on the applicable distribution payment date.

Fording Canadian Coal Trust	- 24 -

Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is made up of the following components:

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Accumulated other comprehensive income, beginning of period:
Foreign currency translation adjustments	$9.0	$4.9
Fair value of foreign exchange forward contracts outstanding
on January 1, 2007	(4.5)	-
	4.5	4.9
Settlement of foreign exchange forward contracts outstanding
on January 1, 2007	4.5	-
Other comprehensive income (loss):
Foreign currency translation adjustments related to NYCO	(0.7)	0.1
Accumulated other comprehensive income, end of period	$8.3	$5.0

The adoption of new accounting standards for financial instruments on January 1, 2007 explained in note 3 required the Trust to record its foreign exchange forward contracts outstanding on January 1, 2007 (the “transition date”) as a liability at their fair value of $4.5 million in the 2007 opening balance sheet. These derivatives outstanding on the transition date were not designated as hedges under the new accounting standards. Under the transition provisions of the new accounting standards, the Trust recorded a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million. Substantially all of the foreign exchange forward contracts outstanding on the transition date settled during the first quarter of 2007 and, accordingly, the $4.5 balance in accumulated other comprehensive income was released to the consolidated statement of income and comprehensive income as a component of Other items, net.

The foreign currency translation adjustments result from the translation of NYCO’s U.S. dollar financial statements into Canadian dollars. The foreign currency translation account balance will be eliminated when the sale of NYCO is completed as explained in note 11.

11. DISCONTINUED OPERATION - NYCO

An agreement for the sale of NYCO to a third party was reached in April 2007. The agreement is subject to closing conditions and is scheduled to close in the second quarter of 2007.

For accounting purposes, NYCO is classified as a discontinued operation and its financial results for the quarters ended March 31, 2007 and 2006 are presented as a separate item in the consolidated statements of income and comprehensive income, and cash flows. The NYCO assets and liabilities are segregated in the consolidated balance sheets as assets and liabilities held for sale.

Prior to 2007, the Trust reported segment information for its two reportable operating segments – Elk Valley Coal and NYCO. With the anticipated sale of NYCO and the classification of NYCO as a discontinued operation, the Trust now has only one reportable operating segment – Elk Valley Coal.

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Notes to Consolidated Financial Statements (unaudited)	April 23, 2007

Income from discontinued operation:

	Three months ended
	March 31
(millions of Canadian dollars)	2007	2006
Revenues	$11.6	$11.9
Cost of product sold	(8.2)	(7.6)
Transportation	(2.1)	(2.1)
Selling, general and administration	0.3	(1.0)
Depreciation and depletion	(1.0)	(1.0)
Income from operations	0.6	0.2
Income tax expense	(0.4)	(0.1)
Income from discontinued operation	$0.2	$0.1

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